Exhibit 99.1

Biofrontera AG: Release according to Article 40, Section 1 of the WpHG

Release according to article 40 para. 1 WpHG

Leverkusen, Germany (pta/24.08.2020/17:00) - Release of Voting Rights Announcement

Voting Rights Announcement

1. Details of issuer:

Name:	Biofrontera AG
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen, Germany

2. Reason for notification:

Voluntary group notification due to threshold contact of a subsidiary

3. Details of person subject to the notification obligation Natural person (first name, surname): Wilhelm K. T. Zours Date of birth: 1961-07-28

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3 DELPHI Unternehmensberatung Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG

5. Date on which threshold was crossed or reached

17.08.2020

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	28.95	2.64	31.58	44,849,365
Previous notification (if applicable)	29.32	2.64	31.96

7. Details on total positions

a. Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	Absolute direct (Sec. 33 WpHG)	Absolute indirect (Sec. 34 WpHG)	In % direct (Sec. 33 WpHG)	In % indirect (Sec. 34 WpHG)
DE0006046113	0	12,982,446	0.00	28.95
Total:		12,982,446		28.95

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Voting Rights Absolute	Voting Rights in %
			0	0.00
Total:			0	0

b.2 Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Cash or physical transaction	Voting Rights Absolute	Voting Rights in %
Subscription right for mandatory convertible bond			Both	1,183,023	2.64
Total:				1,183,023	2.64

8. Information in relation to the person subject to the notification obligation

Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity

Name % of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	28.94	29.80
- Strawtec Group AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	28.94	29.80
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	28.94	29.99
- ABC Beteiligungen AG	28.94	28.95
- Heidelberger Beteiligungsholding AG	28.94	28.94
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	28.94	29.80
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	28.94	29.99
- SPARTA AG	28.94	29.36
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	28.94	29.80
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	28.94	29.99
- Prisma Equity AG	28.94	28.96
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	28.94	29.80
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	28.94	29.99
- Deutsche Balaton Biotech AG	28.94	29.20
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	28.94	29.80
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	28.94	29.99
- MARNA Beteiligungen AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	28.94	29.80
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	28.94	29.99
- Altech Advanced Materials AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	28.94	29.80
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	28.94	29.99
- Ming Le Sports AG

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting: N/A

10. Other useful information

Date

20.08.2020

(end)

emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor Relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq

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